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                              August 10, 2023

       Guang Yang
       Vice President of Finance
       Waterdrop Inc.
       Block C, Wangjing Science and Technology Park
       No. 2 Lize Zhonger Road
       Chaoyang District, Beijing 100102
       People   s Republic of China

                                                        Re: Waterdrop Inc.
                                                            Form 20-F
                                                            For the Fiscal Year
Ended December 31, 2022
                                                            Filed April 17,
2023
                                                            File No. 001-40376

       Dear Guang Yang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1. In future filings, please prominently disclose that you are not a Chinese operating company but a Cayman
Islands holding company with operations conducted by your
                                                        subsidiaries and
through contractual arrangements with variable interest entities (VIEs)
                                                        based in China and that
this structure involves unique risks to investors. If true, disclose that these contracts
have not been tested in court. Explain whether the
                                                        VIE structure is used
to provide investors with exposure to foreign investment in China-
                                                        based companies, and
disclose that investors may never hold equity interests in the
                                                        Chinese operating
company. Your disclosure should acknowledge that Chinese regulatory authorities could
disallow this structure, which would likely result in a material change in
 Guang Yang
FirstName
Waterdrop LastNameGuang  Yang
           Inc.
Comapany
August 10, NameWaterdrop
           2023          Inc.
August
Page 2 10, 2023 Page 2
FirstName LastName
         your operations and/or a material change in the value of the securities that you are registering for sale, including that it could cause the value of such securities to significantly decline of become worthless. Please include your proposed disclosure in the response letter.
2. In future filings, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company
s operations in
         China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions
         by China   s government, such as those related to the use of variable interest entities and
         data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign
         exchange. Please disclose the location of your auditor   s
headquarters and whether and
         how the Holding Foreign Companies Accountable Act, as amended by the Consolidated
         Appropriations Act, 2023, and related regulations will affect your company. Please include your proposed disclosure in your response letter.
3. In future filings, please include Item 16J of Form 20-F or tell us why you do not need to include this item. Please include your proposed disclosure in your response letter.
Introduction, page 1

4. In future filings, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile)
         in which investors are purchasing an interest. Please include your proposed disclosure in your response letter.
5. In future filings, please revise your definition of "China" or "PRC" to remove the exclusion of Hong Kong and Macau from this definition. The definition may clarify that the only time that "China" or the "PRC" does not include Hong Kong or Macau is when your are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those regulations. Please also disclose in the definition section that the same legal and operational risks associated with operations in China may also apply to operations in
         Hong Kong. Please confirm your understanding and include your proposed disclosure in
 Guang Yang
FirstName
Waterdrop LastNameGuang  Yang
           Inc.
Comapany
August 10, NameWaterdrop
           2023          Inc.
August
Page 3 10, 2023 Page 3
FirstName LastName
         your response letter.
Risk Factors
If the PRC government finds that the agreements that establish the structure, page 35

6. We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIEs' business operations through contractual agreements between the VIEs and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, in future filings, please refrain from implying that the contractual agreements are equivalent to equity ownership in the businesses of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP.
         Additionally, your disclosure should clarify that you are the primary beneficiary of the
         VIEs for accounting purposes. Please also disclose in future filings, if true, that the VIE agreements have not been tested in a court of law. Please include your proposed disclosure in your response letter.
The PRC government's significant oversight and discretion over our business operation , page 41

7.       Given the significant oversight and discretion of the government of
the People   s Republic
         of China (PRC) over the operations of your business, in future filings please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal
         securities rules, the term    control    (including the terms
controlling,       controlled by,    and
            under common control with   ) means    the possession, direct or
indirect, of the power to
         direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." Please include your proposed disclosure in your response letter.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 153

8.       We note your statement that you reviewed your register of members and publicly
         available documents such as beneficial ownership reports on Schedules 13D or 13G in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and
(3).
 Guang Yang
Waterdrop Inc.
August 10, 2023
Page 4
9. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
10.      We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and
(b)(5) are provided
         for Waterdrop Inc. and, in some cases, its VIEs or the VIEs subsidiaries as well. We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and mainland China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

                With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
                With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Robert
Klein, Accounting Branch Chief at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo, Staff
Attorney at (202) 957-9365 or Susan Block, Staff Attorney at (202) 551-3210 with any other questions. Contact Austin Pattan at (202) 551-6756 or Jennifer Thompson at
(202) 551-3737 if
you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.



FirstName LastNameGuang Yang                                   Sincerely,
Comapany NameWaterdrop Inc.
                                                               Division of
Corporation Finance
August 10, 2023 Page 4                                         Office of
Finance
FirstName LastName